SCRAP CONNECTION, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

February 24, 2017



Independent Accountant's Review Report

To Management
Scrap Connection, Inc.
Amsterdam, The Netherlands

I have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SCRAP CONNECTION, INC.
BALANCE SHEET
DECEMBER 31, 2015 AND 2014
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ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 641	$ 4,499
Accounts Receivable	8	-
TOTAL CURRENT ASSETS	649	4,499
NON-CURRENT ASSETS		
Interest in Foreign Subsidiary	234,370	147,552
Furniture and Equipment	732	976
TOTAL NON-CURRENT ASSETS	235,102	148,528
TOTAL ASSETS	$ 235,751	$ 153,027

LIABILITIES AND SHAREHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	-	(32)
TOTAL CURRENT LIABILITIES	-	(32)
NON-CURRENT LIABILITIES		
Convertible Notes	$ 323,825	$ 241,933
Due to Employees	24,817	22,730
Private Loans	8,928	8,894
TOTAL LIABILITIES	357,570	273,525
SHAREHOLDERS' EQUITY		
Capital Stock (10,000,000 shares authorized, 2,000,000 shares issued and outstanding, no par value)	20,597	20,597
Retained Earnings (Deficit)	(140,329)	(141,096)
TOTAL SHAREHOLDERS' EQUITY	(119,732)	(120,498)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 235,751	$ 153,027

SCRAP CONNECTION, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
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	2015	2014
Operating Income		
Commission Income	$ 4,920	$ 21,191
Gross Profit	4,920	21,191
Operating Expense		
Employee Expenses	2,086	5,586
Professional Fees	1,501	3,388
Depreciation	244	244
General and Administrative	230	34,791
Software Development	-	4,388
Employee Benefits	-	3,257
Travel	-	2,973
Rent	-	2,500
	4,061	57,127
Net Income from Operations	859	(35,936)
Other Income (Expense)		
Interest Expense	(600)	(600)
Gain (Loss) on Currency Exchange	508	163
Net Income Before Provision for Income Tax	767	(36,373)
Net Income	$ 767	$ (36,373)

SCRAP CONNECTION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 767	$ (36,373)
Change in Receivables	(8)	-
Change in Payables	32	(32)
Net Cash Flows From Operating Activities	791	(36,405)
Cash Flows From Investing Activities		
Investment in Foreign Subsidary	(86,818)	(98,283)
Depreciation	244	244
Net Cash Flows From Investing Activities	(86,574)	(98,039)
Cash Flows From Financing Activities		
Sale of Notes	81,926	110,242
Net Cash Flows From Investing Activities	81,926	110,242
Cash at Beginning of Period	4,499	28,700
Net Increase (Decrease) In Cash	(3,857)	(24,202)
Cash at End of Period	$ 641	$ 4,499

SCRAP CONNECTION, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Scrap Connection, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a provider of technology-enabled business-to-business solutions for other companies that participate in the global trade of recyclable raw materials.

The Company will conduct an equity crowdfund offering to commence during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company intends to earn revenue from monthly subscriptions and pay-per-use fees from various services offered to its members during trading transactions. Some services are to be provided by the Company directly, such as trade reputation company reports. Revenue from services provided by third parties, such as shipping bookings, trade finance products and inspection services, are to be earned on a shared revenue basis.

Interest in Foreign Subsidiary

Interest in Foreign Subsidiary represents amounts advanced to Scrap Connection BV, a wholly owned subsidiary of Scrap Connection, Inc. Scrap Connection BV is organized under the laws of and located in The Netherlands. All transactions with the Company's foreign subsidiary are denominated in US dollars. No amount has been recognized in the financial statements to account or allow for foreign currency translation adjustments on the Company's interest in Scrap Connection BV.

SCRAP CONNECTION, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Furniture and Equipment

The Company capitalizes equipment with an original value of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2015, the Company's furniture and equipment consisted solely of computers and other office machines.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Indebtedness

Convertible Notes are loans where the investor has the right to convert their loan plus a nominal rate of accrued interest into equity at the next funding round. The total value of these notes was $323,825 at the end of 2015. In 2016, the Company obtained another $23,463 from an investor, and $55,000 from a related party, bringing the total outstanding to $402,288 as of November 1, 2016.

Amounts due to Employees represents deferred compensation due to employees and former employees. As of December 31, 2015, the Company intended to settle the amount due in equity at some point in future years yet to be determined.

Private Loans are loans from team members, friends and family that have no specific date of repayment or rate of interest. As of December 31, 2015, those loans totaled $8,928.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss in 2014 which will be carried forward to reduce taxes due in future years. Due to management's uncertainty as to the value or timing of any benefits associated with the carryforward, no associated allowance has been recognized in the statements. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.

The Company is subject to Franchise Tax in the State of Delaware. The Company's 2014 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2015 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SCRAP CONNECTION, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.